Exhibit 99.1

ASX ANNOUNCEMENT

Amendment to investment dates under Nant Share Subscription Agreement

Sydney Australia, 3 February 2017: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) and Nant Capital LLC have executed an amendment to the Share Subscription Agreement to revise the dates by which the second tranche of equity investment by Nant Capital and the broader placement of additional shares would be completed. The original dates were noted in Resolution 5 of the Notice of Meeting that was issued on 14 November, 2016. Under the amendment the Company has until 3 March 2017 to determine if it will conduct a broader placement and 7 March 2017 for Nant Capital to complete an individual placement of the second tranche shares.

For further information regarding Benitec please contact the persons below or visit the Benitec website at www.benitec.com.

Australia Investor Relations	United States Investor Relations

Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0190 Email: jmorakis@MGroupSC.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialize its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com